UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Fernando Magalhães Portella, Investor Relations Director

Telemar Participações S.A.,

Praia de Botafogo 300, 11th floor, sala 1101 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 3873-9016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of reporting person Telemar Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 290,549,788
	8.	Shared voting power 0
	9.	Sole dispositive power 290,549,788
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 290,549,788
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.46%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 104

1.	Name of reporting person Valverde Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 40,814,953
	8.	Shared voting power 0
	9.	Sole dispositive power 40,814,953
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 40,814,953
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.47%
14.	Type of reporting person (see instructions) CO; HC

Preliminary Statement

This Amendment No. 4 to Schedule 13D (this “Amendment”) filed by Telemar Participações S.A. (“TmarPart”) and Valverde Participações S.A., a wholly-owned subsidiary of TmarPart (“Valverde,” and together with TmarPart, the “Reporting Persons”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 27, 2009 (the “Initial 13D”) by TmarPart, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”) and Coari Participações S.A. (“Coari”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on February 29, 2012 by the Reporting Persons, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2) filed with the Securities and Exchange Commission on October 8, 2013, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”, the Initial 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on February 27, 2014 by the Reporting Persons, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

On February 19, 2014, amendments to the Shareholders’ Agreements of TmarPart were signed, establishing the commitment of the shareholders of TmarPart to exercise their voting rights in TmarPart, and also for their representatives on the Boards of Directors of Oi S.A. (“Oi”) and TmarPart to exercise their rights to vote, in order to approve the Business Combination as well as agreements to terminate these Shareholders’ Agreements upon the completion of the Business Combination. In addition, Portugal Telecom, Caravelas Fundo de Investimento em Ações (“Caravelas”), an investment vehicle managed by Banco BTG Pactual S.A., Bratel, TmarPart, Andrade Gutierrez S.A. (“AGSA”) and Jereissati Telecom S.A. entered into a Temporary Voting Agreement to take all the actions required for among other things, the effective completion of the Merger of Shares.

As part of the Business Combination, on May 5, 2014, Oi completed a share capital increase (the “Oi Capital Increase”), pursuant to which Portugal Telecom subscribed for the newly-issued shares of Oi through the contribution by Portugal Telecom to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned all of (i) Portugal Telecom’s operational assets, except direct and indirect interests held in Oi, Contax Participações S.A. and Bratel, BV and (ii) Portugal Telecom’s liabilities as of the date of contribution. The assets of PT Portugal as of the date of the contribution of PT Portugal by Portugal Telecom to Oi in the Oi Capital Increase included an investment in commercial paper in the aggregate amount of €897 million issued by Rio Forte Investments S.A. (“Rio Forte”). In July 2014, the cure period for payment of the commercial paper held by PT Portugal and Portugal Telecom International Finance B.V. (“PTIF”) (together, the “Oi Subsidiaries”) expired without this commercial paper having been paid.

As a result, on July 14, 2014, Oi and Portugal Telecom entered into a memorandum of understanding (“Second MOU”) to establish the basis of an agreement between them in relation to the commercial paper of Rio Forte (the “Securities”). The parties agreed that the principal documents would be an exchange agreement, pursuant to which Oi would exchange the Securities for Common Shares and Oi preferred shares held by Portugal Telecom (the “Exchange Agreement”), and a call option agreement, pursuant to which Oi would grant to Portugal Telecom an option to purchase Oi shares in the same amount and type as the exchanged shares (the “Call Option Agreement”, together with the Exchange Agreement, the “Definitive Agreements”).

On September 8, 2014, an extraordinary shareholders’ meeting of Portugal Telecom approved the execution by Portugal Telecom of the Definitive Agreements. The Definitive Agreements were executed on September 8, 2014.

As a result of the transactions contemplated in the Definitive Agreements, the agreements entered into on February 19, 2014 were amended to provide for, among other things: (i) the extension of deadlines for the completion of the Business Combination; (ii) the elimination of references to the abandoned merger of Portugal Telecom into TmarPart; and (iii) the limitation of voting rights of Portugal Telecom in the by-laws of TmarPart to a maximum of 7.5% (the “Business Combination Agreements”).

The Reporting Persons are filing this Amendment to revise information previously reported in light of the approval and execution of the Definitive Agreements and the Business Combination Agreements.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Amendment No. 3 is amended to add the following paragraphs:

Definitive Agreements Implementing the Second MOU

The Definitive Agreements are intended to permit the parties to proceed with the implementation of the Business Combination, including the Merger of Shares, with the necessary adjustments.

The Exchange Agreement among the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart provides for an exchange pursuant to which Portugal Telecom will acquire the Securities from the Oi Subsidiaries and, in exchange, Portugal Telecom will transfer to the Oi Subsidiaries the Exchanged Shares (defined below) and (2) the Call Option Agreement among the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart provides that the Oi Subsidiaries will grant Portugal Telecom a call option to purchase Common Shares and Oi preferred shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, common shares of TmarPart) (the “Call Option”).

Exchange Agreement

The Exchange Agreement provides that, subject to the conditions described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Oi Subsidiaries and Portugal Telecom will effect the Exchange, whereby the Oi Subsidiaries will transfer the Securities to Portugal Telecom and Portugal Telecom will transfer to the Oi Subsidiaries an aggregate of 474,348,720 Common Shares and 948,697,440 Oi preferred shares, representing 16.9% of the outstanding share capital of Oi, including 17.1% of the outstanding voting capital of Oi prior to giving effect to the Exchange (or in the event that the completion of the Exchange occurs following the Merger of Shares, 1,348,193,932 common shares of TmarPart) (collectively, the “Exchanged Shares”).

The Exchange of the Exchanged Shares for the Securities is expected to occur no later than three business days after all the conditions set forth under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below have been satisfied. The Exchange Agreement may be terminated by Portugal Telecom and/or by Oi and TmarPart if the Exchange does not occur by March 31, 2015.

The Exchange Agreement further provides that once the Exchange has been consummated, Oi, TmarPart and the Oi Subsidiaries will grant Portugal Telecom and its directors a release in relation to the subscription for or acquisition of the Securities and their later contribution to Oi in the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against Portugal Telecom with respect to third-party claims) by virtue of the Securities and their contribution to Oi in the Oi Capital Increase or any omissions or incomplete information related specifically to the Securities, their situation and the risks involved.

The Exchange Agreement is governed by Brazilian law, and any dispute with respect to the Exchange Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

Call Option Agreement

Pursuant to the Call Option Agreement, Oi and the Oi Subsidiaries have granted to Portugal Telecom (subject to the condition described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below) a nontransferable Call Option to acquire the Exchanged Shares (collectively, the “Option Shares”). The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares of Oi or TmarPart, as applicable.

Portugal Telecom will be entitled to exercise the Call Option, in whole or in part, at any time, during a period of six years from the date of the consummation of the Exchange (the “Closing Date”). The original number of Option Shares that Portugal Telecom is entitled to purchase pursuant to the Call Option will be reduced (1) by 10% of the original number of Option Shares upon the first anniversary of the Closing Date and (2) by 18% of the original number of Option Shares on each successive anniversary of the Closing Date thereafter, beginning on the second anniversary of the Closing Date.

The Call Option exercise price will be R$1.8529 per Oi preferred share and R$2.0104 per Common Share (and, if applicable, R$2.0104 per common share issued by TmarPart), in each case adjusted by the Brazilian Interbank Certificate of Deposit (Certificado de Depósito Interbancário) rate plus 1.5% per annum, calculated pro rata, from the date of the Exchange and through the date of effective payment of the exercise price, in whole or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Option Shares.

The Call Option Agreement further provides for a possibility of settlement in cash by the grantors, in the event that, upon exercise of the Call Option by Portugal Telecom, the Oi Subsidiaries and/or any other subsidiary of Oi do not hold in treasury a sufficient number of Oi shares or TmarPart shares, as applicable, to deliver to Portugal Telecom. In such case, the Call Option may be settled by payment in cash by the Oi Subsidiaries to Portugal Telecom of an amount corresponding to the difference between the market price for the Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to those shares.

So long as the Call Option is in effect, Portugal Telecom will be precluded from acquiring Oi shares or TmarPart shares, directly or indirectly, other than through the exercise of the Call Option. Portugal Telecom may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees, without Oi’s consent, except that Portugal Telecom may make a one-time assignment to a subsidiary of Portugal Telecom at least 99% of the voting and share capital of which is held by Portugal Telecom, and so long as Portugal Telecom remains jointly and severally liable under the Call Option Agreement with the subsidiary. If Portugal Telecom issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or TmarPart, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Option Shares.

Oi may terminate the Call Option if (1) the bylaws of Portugal Telecom are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of Portugal Telecom, (2) Portugal Telecom begins to compete with Oi; or (3) Portugal Telecom breaches certain obligations under the Call Option Agreement.

The Call Option Agreement is governed by Brazilian law, and any dispute with respect to the Call Option Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

As further detailed under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement

The execution of the Exchange Agreement and the Call Option Agreement required the approval of (1) the board of directors of Portugal Telecom, which approved the terms and conditions of the Definitive Agreements on July 28, 2014 and approved the proposal submitted to the extraordinary general shareholders’ meeting of Portugal Telecom on August 13, 2014, (2) the shareholders of Portugal Telecom, which approved Definitive Agreements at an extraordinary general shareholders’ meeting on September 8, 2014 and (3) the board of directors of Oi, which approved Definitive Agreements on September 8, 2014.

As a condition to the execution of the Exchange Agreement, the following matters were also approved by a pre-meeting (reunião prévia) of the shareholders of TmarPart held on September 3, 2014: (1) if feasible, the listing of TmarPart on the BM&FBovespa, the Euronext Lisbon and the New York Stock Exchange so as to allow the implementation of an alternative structure for integrating the shareholder bases of Portugal Telecom and TmarPart after the Merger of Shares, (2) amendments to the bylaws of TmarPart to include a limitation of 7.5% on the voting rights applicable to (a) Portugal Telecom, and (b) any other shareholder who receives a percentage interest in TmarPart greater than 15% of TmarPart’s share capital due to any future integration of the shareholder bases of Portugal Telecom and TmarPart, excluding any shares of TmarPart already held by that shareholder or that are acquired through other means, and (3) the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of TmarPart, all of which were entered into on February 19, 2014, as further described under “Amendments to the Business Combination Agreements” of Item 6 below.

In addition to the corporate approvals described above and the execution of the Definitive Agreements, the completion of the Exchange and the effectiveness of the Call Option are further subject to the approval of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), of (1) the receipt of the Exchanged Shares by the Oi Subsidiaries, (2) the maintenance in treasury of a number of Oi shares (and, after the Merger of Shares, of TmarPart shares) equivalent to the maximum number of Exchanged Shares, and (3) the grant of the Call Option by the Oi Subsidiaries to Portugal Telecom for a number of Oi shares (and, after the Merger of Shares, of TmarPart shares) equivalent to the maximum number of Exchanged Shares. In accordance with the terms set forth in the Definitive Agreements, if CVM approval cannot be obtained by March 31, 2015, the Exchange will not be consummated and the Call Option will not become effective.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of September 8, 2014, the total number of issued and outstanding Common Shares is 2,777,302,504, excluding 84,250,695 Common Shares held in treasury.

(a) & (b)	Valverde:

As of September 8, 2014, Valverde beneficially owns, and has the sole power to vote and dispose of 40,814,953 Common Shares, representing 1.47% of the issued and outstanding Common Shares.

Valverde does not have a board of directors or other equivalent body. Other than as set forth in the table below, as of September 8, 2014, none of the executive officers of Valverde beneficially owns any Common Shares. Valverde disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

Valverde executive officers:	Number of Common Shares held
José Augusto da Gama Figueira, Chief Executive Officer	16,222
Alexandre Jereissati Legey, Executive Officer	1,747

TmarPart:

As of September 8, 2014, TmarPart owns all of the outstanding common shares of Valverde and beneficially owns, and has the sole power to vote and dispose of 249,734,835 Common Shares, representing 8.99% of the issued and outstanding Common Shares. As a result, TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,788 Common Shares, representing 10.46% of the issued and outstanding Common Shares.

Other than as set forth in the table below, as of September 8, 2014, none of the directors and executive officers of TmarPart beneficially owns any Common Shares. The numbers of Common Shares beneficially owned by directors and executive officers of TmarPart are set forth below. TmarPart disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

TmarPart directors and executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chairman of the Board of Directors	86
Fernando Magalhães Portella, Chief Executive Officer and Investor Relations Officer and Director	2
Carlos Francisco Ribeiro Jereissati, Director	2
José Augusto da Gama Figueira, Director	16,222
Alexandre Jereissati Legey, Alternate Director	1,747
Carlos Jereissati, Alternate Director	2
Cristiano Yazbek Pereira, Alternate Director	2
Fernando Marques Dos Santos, Director	22

(c)	The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

Exchange Agreement

On September 8, 2014, the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart executed the Exchange Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Exchange Agreement is a summary only and is qualified in its entirety by the terms of the Exchange Agreement, which is filed as Exhibit 99.17 to this Amendment and is incorporated herein by reference.

Call Option Agreement

On September 8, 2014, the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart executed the Call Option Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Call Option Agreement is a summary only and is qualified in its entirety by the terms of the Call Option Agreement, which is filed as Exhibit 99.18 to this Amendment and is incorporated herein by reference.

Amendments to the Business Combination Agreements

As described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” above, the execution of the Definitive Agreements was subject to, among other things, the approval by a pre-meeting (reunião prévia) of the shareholders of TmarPart of certain amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of TmarPart, all of which were entered into on February 19, 2014, in order to account for the transactions contemplated by the Definitive Agreements and the changes to the original structure of the Business Combination.

As previously disclosed in Amendment No. 2, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014. As amended, the agreements provided that the parties thereto agreed to exercise their voting rights to approve each step of the Business Combination and addressed the consequences in the event that the Business Combination or any of its steps is not be completed by December 31, 2014.

In addition, on February 19, 2014, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of certain conditions precedent relating to the several steps of the Business Combination, including the completion of the Portugal Telecom Merger. On the same date, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, whereby the parties thereto agreed to, among other things, (1) vote in favor of the Merger of Shares and (2) vote in favor of the Portugal Telecom Merger. The temporary voting agreement was to remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

At the pre-meeting (reunião prévia) of the shareholders of TmarPart held on September 3, 2014, the shareholders of TmarPart decided to amend the Business Combination Agreements as initially described in Amendment No. 2, as follows:

•	in the amendments to the shareholder’s agreements described above, all references to the Portugal Telecom Merger were deleted, and any undertakings in the shareholders’ agreements of TmarPart relating specifically to the Portugal Telecom Merger will no longer apply. In addition, the cut-off date for the completion of the remaining steps of the Business Combination was extended until March 31, 2015;

•	in the amendments to the agreements to terminate the shareholders’ agreements of TmarPart, all references to the Portugal Telecom Merger as a condition to the termination of the shareholders’ agreements have been deleted. As a result, effectiveness will be conditioned only upon the completion of the Merger of Shares; and

•	the temporary voting agreement referred to above was also amended, among other things, to (1) exclude the Exchanged Shares from the scope of its provision that restricts any transfers of shares of Oi and/or TmarPart, (2) extend the cut-off date for calling the extraordinary meeting of the shareholders of Oi which will resolve on the merger of Bratel Brasil into Oi and the Merger of Shares to February 28, 2015 (instead of 60 days as from completion of the Oi Capital Increase) and (3) delete all references to (including specific undertakings relating to) the Portugal Telecom Merger and instead include an additional covenant to pursue the objective of integrating the shareholder bases of Portugal Telecom and TmarPart despite the fact that the merger of Portugal Telecom with and into TmarPart will no longer occur.

These amendments to the Business Combination Agreements were executed on September 8, 2014. The description of the amendments to the Business Combination Agreements above is a summary only and is qualified in its entirety by the terms of the amendments themselves, which are filed as Exhibits 99.6, 99.8, 99.12, 99.14 and 99.16 to this Amendment and are incorporated herein by reference.

Terms of Commitment

On September 8, 2014, Portugal Telecom, Oi and TmarPart executed a Terms of Commitment agreement (the “Terms of Commitment”) that contains certain undertakings to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom.

Under the Terms of Commitment, the parties agree to use best efforts to obtain the listing of TmarPart’s shares on the NovoMercado segment of the BM&FBovespa, Euronext Lisbon and the New York Stock Exchange concurrently with the approval of the Merger of Shares by the shareholders of Oi and TmarPart. In addition, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement these listings and the integration of the shareholder bases of Oi and Portugal Telecom, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC.

In addition, Oi, in its capacity as shareholder of Portugal Telecom, undertakes to attend any meeting of the shareholders of Portugal Telecom specifically convened to consider legally permissible alternative structures to the Portugal Telecom Merger proposed by Portugal Telecom and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi’s legitimate interests.

This Terms of Commitment will remain in effect until the integration of the shareholder bases of Portugal Telecom and TmarPart has been fully completed, including in respect of any Oi or TmarPart shares that Portugal Telecom may acquire as a result of its exercise of the Call Option.

The Terms of Commitment are governed by Brazilian law, and any dispute with respect to the Terms of Commitment is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

The description of the Terms of Commitment is a summary only and is qualified in its entirety by the terms of the Terms of Commitment, which is filed as Exhibit 99.19 to this Amendment and is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated October 8, 2013 (incorporated by reference to Exhibit 99.1 of Schedule 13D filed with the Securities and Exchange Commission on October 8, 2013 by Telemar Participações S.A. and Valverde Participações S.A).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.03 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.6	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.7	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.8	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.9	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.10	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.11	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.07 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.12	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.13	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.08 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.14	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.15	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.15 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.16	Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of September 8, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

Exhibit 99.17	Exchange Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

Exhibit 99.18	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

Exhibit 99.19	Terms of Commitment, dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014

Telemar Participações S.A.

By:	/s/ Armando N. Guerra
Name: Armando N. Guerra
Title: Officer

By:	/s/ Fernando M. Portella
Name: Fernando M. Portella
Title: Officer

Valverde Participações S.A.

By:	/s/ José Augusto Figueira
Name: José Augusto Figueira
Title: Officer

By:	/s/ Alexandre J. Legey
Name: Alexandre J. Legey
Title: Officer